Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statements on Form S-8 of our reports dated March 6, 2020, except with respect to our opinion on internal control over financial reporting insofar as it relates to the effects of the matters described in Management’s Report on Internal Control over Financial Reporting, as to which the date is June 10, 2020, relating to the consolidated financial statements of Flotek Industries, Inc. and subsidiaries which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of new accounting standards on the financial statements and an adverse opinion on the effectiveness of internal control over financial reporting of Flotek Industries, Inc. and subsidiaries, which reports appear in the amendment No. 2 to the Annual Report (Form 10-K) for the year ended December 31, 2019.

/s/ Moss Adams LLP

Houston, Texas
June 17, 2020